Via Facsimile and U.S. Mail
Mail Stop 03-09


May 3, 2005


Mr. Howard H. Friedman
Chief Financial Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

Re:	ProAssurance Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 001-16533

Dear Mr. Friedman:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 10-K for the fiscal year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies

Reserve for losses and Loss Adjustment Expenses (reserve for losses), page 28

1. We believe your disclosure in Management`s Discussion and Analysis regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management`s Discussion and Analysis. Accordingly, please revise MD&A to include the following information for each of your lines of business.

a. Please disclose the reserves accrued as of the latest balance sheet date presented. The total of theses amounts should agree to the amount presented on the balance sheet.

b. Please disclose the range of loss reserve estimates as determined by your actuaries. Discuss the key assumptions used to arrive at management`s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses. Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

c. If you do not calculate a range around your loss reserve, but instead use point estimates please include the following disclosures:

* Disclose the various methods considered and the method that was selected to calculate the reserves. If multiple point estimates are generated, include the range of these point estimates. Include a discussion of why the method selected was more appropriate over the other methods.
* Discuss how management determined the most appropriate point estimate and why the other point estimates were not chosen. Also clarify whether the company actually records to the point estimate or if not, how that estimate is used.
* Include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables (i.e. actuarially method and/or assumptions used) would have on reported results, financial position and liquidity.

d. Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves for each line of business.

Liquidity and Capital Resources and Financial Condition, page 30

2. We note that in 2002 you sold a significant portion of your fixed maturity portfolio in order to realize capital gains and that the proceeds from these sales were reinvested during 2003 at substantially lower rates. Please expand your liquidity discussion to disclose what management`s investment strategy is when certain economic conditions persist, i.e. low interest-rate environment, and the impact this will have on your investment portfolio. Please include in your discussion the impact that these economic conditions may have on your results of operations, i.e. realized gains or losses and investment income, and liquidity, i.e. investment turnover and yields.

3. Please include in MD&A a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Contractual Obligations, page 33

4. We note that the Company has not included its loss reserve to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company.
Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity.
The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your loss reserves. In addition please revise your liquidity and capital resources discussion to address the impact of the factors that impact liquidity at the subsidiary level including the impact of these payments on that liquidity.

5. It appears that scheduled interest payments on long-term debt are excluded from the table. Please include interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.



Gross Losses and Reinsurance Recoveries, page 44

6. We note from your disclosures that you reduced your prior accident year gross loss reserve and related recoverables in 2004 and 2003. Please revise Management`s Discussion and Analysis to explain the reason for your change in estimate. For each line of business, include the following disclosures:

a. Identify the years to which the change in estimate relates and disclose the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

b. Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

d. Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

e. Disclose any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

f. We note from page 44 that your claim severity for your professional liability line has continued to increase within your retention levels, but not above your retention levels. This would seem to imply that the gross amount of loss reserves should increase with either no change or a decrease in your reinsurance recoverable, but you disclose that you have reduced your gross prior year loss reserves. Please clarify this discrepancy to us and in the filing.

Consolidated Balance Sheets, page 63

7. We note that you do not disclose your allowance for doubtful accounts. Please tell us the amount of the allowance at both balance sheet dates and your accounting policy for establishing the allowance for doubtful accounts. Please consider whether you should include the allowance for doubtful accounts on the face of the balance sheet or in a note thereto and disclose the related accounting policy. Also consider the need to include a Schedule V reconciliation of these amounts.



8. We note from your consolidated statements of income that the ratio
of ceded premiums earned to ceded premiums written approximates
100%
for each year presented. This would imply that nearly all of your reinsurance contracts have a one year term and incept at the beginning of the calendar year. Our expectation based on these assumptions would be that you would have very little prepaid reinsurance on your balance sheet. Please explain to us supplementally why the company still has prepaid reinsurance as of December 31, 2004 of $18.9 million.

Note 4.  Reinsurance, page 80

9. We noted that you commuted various reinsurance agreements with Gerling Global Reinsurance Corporation of America. Please tell us and disclose in your filing the amount of liability you assumed and the gain or loss that resulted from this commutation.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dana Hartz, Staff Accountant, at (202) 942-
2976
or Joe Roesler, Senior Staff Accountant, at (202) 942-1788 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Friedman
ProAssurance Corporation
Page 5